UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

Telephone: (416) 783-8383

Item 2.

Date of Material Change

April 20, 2009

Item 3.

Press Release

A press release was issued in Toronto, Ontario on April 20, 2009 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.  It is attached as Schedule A to this report.

Item 4.

Summary of Material Change

Peace Arch® Entertainment Group Inc. (“Peace Arch”), announced the sale of all of the shares of its North American home entertainment operations to Phase 4 Films Inc., a new entity to be led by current Peace Arch Home Entertainment President, Berry Meyerowitz.

Item 5.

Full Description of Material Change

See a copy of the press release attached as Schedule A hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is John Flock, President, (310) 776-7201.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 6th day of May, 2009.

Schedule A

For Immediate Release

PEACE ARCH ENTERTAINMENT ANNOUNCES SALE OF NORTH AMERICAN HOME ENTERTAINMENT OPERATION TO PHASE 4 FILMS

TORONTO, April 20, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE.TO - News) today announced the sale of all of the shares of its North American home entertainment operations to Phase 4 Films Inc., a new entity to be led by current Peace Arch Home Entertainment President, Berry Meyerowitz.

The transaction includes the sale of all of Peace Arch’s home entertainment operations in the United States and Canada, including Peace Arch’s 50% interest in Peace Arch Home Entertainment, LLC, a 50/50 joint venture between Peace Arch and Contentfilm Plc.

Under the terms of the agreement, Phase 4 assumes approximately $7.75 million of debt currently owed by Peace Arch and its subsidiaries to various parties and relieves Peace Arch of a loan guaranty of $2.95 million. Peace Arch also becomes an 8.8% shareholder in Phase 4, with whom it has entered into a long-term distribution agreement.

"The sale of our Home Entertainment division allows Peace Arch to focus on its core businesses of high quality television production and motion picture licensing while at the same time cutting our overhead, reducing our outstanding indebtedness and strengthening our balance sheet,” said Peace Arch President and Chief Operating Officer John Flock. “Although Home Entertainment has been a major contributor to our revenues, the capital required to further grow this division did not align with our overall plans for reorganizing and rebuilding Peace Arch. Nonetheless, we believe that Berry and the Phase 4 team will be able to expand that business as a standalone operation, and we are pleased to be both a shareholder and a supplier of content to the new operation."

“I am thrilled with the opportunity to take these divisions to a new level, as a standalone company,” said Phase 4 President and Chief Executive Officer Berry Meyerowitz.  “We have secured the financing needed to grow our business, and our team is committed to becoming the leading independent distributor of filmed content in North America.  We remain focused on delivering content via traditional channels as we also expand our business into digital distribution.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. For additional information, please visit www.peacearch.com.

About Phase 4 Films Inc.

Phase 4 Films Inc. distributes features films, television and special interest content across all media in the North American market.  Its label, kaBOOM! Entertainment, is one of the leading pre-school and children’s brands in the market.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 6, 2009	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.